Annual Shareholder Meeting Results

PIMCO Corporate and Income Strategy Fund held their annual meetings of shareholders on April 29, 2016. Shareholders voted as indicated below:

PIMCO Corporate and Income Strategy Fund

Re election of Deborah A. DeCoits Class II to serve until the annual meeting for the 2018 2019 fiscal year

            Withheld
Affirmative Authority
32,574,343  1,195,760

Re election of James A. Jacobsen(1) Class II to serve until the annual Meeting for the 2018 2019 fiscal year

1,839       32


The other members of the Board of Trustees at the time of the meeting, namely, Messers. Hans W. Kertess, Bradford K. Gallagher, Alan Rappaport,
William B. Ogden, IV, Craig A. Dawson and John C. Maney continued to serve as Trustees of the Fund.

(1) Preferred Shares Trustee